BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

August 29, 2013

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013
Response dated July 18, 2013
File No. 1-14649

Dear Mr. Ingram, Ms. Rocha, Ms. Salik and Mr. Daneshvar:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are providing responses to the Staff’s letter of comments, received August 2, 2013 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012, Filed February 19, 2013, Response dated July 18, 2013. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier.

Set forth below are Trex’s responses to the Staff Letter. For ease of reference, the Company’s responses are set forth below the full text of the correlative Staff comment. The numbered paragraph in this letter corresponds to the number contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K unless the context indicates otherwise.

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

August 29, 2013

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis

Critical Accounting Estimates

Product Warranty, page 21

1. We note your disclosure to comment three in our letter dated June 19, 2013. We remind you that the disclosures recommended by SAB Topic 5:Y are intended to allow a reader, with appropriate narrative explanation through the eyes of management, to understand the scope of anticipated and historical costs. The SAB states that disclosures should be sufficiently specific to enable a reader to understand that scope. The SAB also states that we believe product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and a measurement of the liabilities are necessary to prevent the financial statements from omitting important information and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity.

We note that the surface flaking claims continue to materially impact your financial statements as evidenced by the $21.5 million increase to your warranty reserve during the year ended December 31, 2012 compared to your ending warranty reserve balance of $29.0 million at December 31, 2012 as well as income from operations of $12.7 million for the year ended December 31, 2012. In addition, the actual rate of decline in claims in 2012 fell short of your anticipated rate of decline.

In light of the above, please provide the disclosures recommended by Question 3 of SAB Topic 5:Y. Please provide draft disclosure to be included in future filings.

RESPONSE:

The Company acknowledges that the detailed disclosures recommended by SAB Topic 5:Y could, with appropriate narrative explanation through the eyes of management, allow a reader to better understand the scope of anticipated and historical costs related to product liabilities. Accordingly, the Company will adjust its previous disclosures included in the Company’s July 18, 2013 response to the Staff’s letter dated June 19, 2013 to include the detailed disclosures recommended by SAB Topic 5:Y and provide the following disclosures in its Product Warranty section of the Management Discussion and Analysis in future filings:

Product Warranty. We warrant that our products will be free from material defects in workmanship and material and will not check, split, splinter, rot or suffer structural damage from termites or fungal decay. This warranty extends for a period of 25 years for residential use and 10 years for commercial use. With respect to our Transcend®, Enhance® and Universal Fascia product, we further warrant that the product will not fade in color more than a certain amount and will be resistant to permanent staining from food substances or mold (provided the stain is cleaned within seven days of

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

August 29, 2013

appearance). This warranty extends for a period of 25 years for residential use and 10 years for commercial use. If there is a breach of such warranties, we have an obligation either to replace the defective product or refund the purchase price.

Historically, we have not had material numbers of claims submitted or settled under the provisions of our product warranties, with the exception of claims related to material produced at our Nevada facility prior to 2007 that exhibits surface flaking. We continue to receive and settle surface flaking claims and maintain a warranty reserve to provide for the settlement of these claims. In 2009, we agreed to a settlement of a class action lawsuit covering the surface defect, stipulating our responsibilities with regards to such claims. Estimating the warranty reserve for surface flaking claims requires management to estimate (1) the average cost to settle each claim and (2) the number of claims to be settled with payment, both of which are subject to variables that are difficult to estimate.

The cost per claim varies due to a number of factors, including the size of affected decks, the type of replacement material used, the cost of production of replacement material and the method of claim settlement. Although the cost per claim does vary, it is less volatile and more predictable than the number of claims to be settled with payment, which is inherently uncertain.

The key component driving our potential liability is the number of claims that will ultimately require payment. To estimate the ultimate count of future paid claims, we utilize actuarial techniques to quantify both the expected number of claims to be received and the percentage of those claims that will ultimately require payment. Estimates for both of these elements (number and percentage of claims that will ultimately require payment) are quantified using a range of assumptions derived from the recent claim count history and the identification of factors influencing the claim counts, including the downward trend in received claims due to the passage of time since production of the suspect material. For each of the various parameters used in our analysis, the assumed values combine to produce results that represent our best estimate for the ultimate number of claims to be settled with payment.

A number of factors make estimates of the number of claims to be received inherently uncertain. We believe that production of the suspect material was confined to material produced from our Nevada facility prior to 2007, but are unable to determine the amount of suspect material produced or the

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

August 29, 2013

exact time it takes for surface flaking to become evident in the suspect material and materialize as a claim. Furthermore, the aforementioned 2009 class action settlement and related public notices led to a significant spike in claims received in 2009 and disrupted the claims data and settlement patterns. Lastly, we are not aware of any analogous industry data that might be referenced in predicting future claims to be received.

The number of surface flaking claims received peaked in 2009 in conjunction with the class action settlement and the trend of claims received began to decline significantly in 2010 and 2011, consistent with our belief that the effect of the 2009 spike in claims was largely an acceleration of claims previously expected to be filed in future periods. As a result of the effects of the class action settlement and because the suspect material had not been produced since prior to 2007, we anticipated that the rate of decline in claims received would accelerate and the number of claims received would continue to decline significantly in 2012.

Due to extensive use of decks during the summer outdoor season variance to annual claims expectations is typically observed during the latter part of our fiscal year. During the third quarter of 2012, based on an analysis of additional claims activity, we observed that the actual rate of decline in claims received in 2012 would fall short of our anticipated rate of decline. As a result, we revised our estimate of the future claims to be received to reflect a rate of decline that incorporated levels experienced in 2012. Although the number of claims received continues to decline each year, the effect of reducing the anticipated rate of decline increases the number of claims expected in future years. As a result of these changes in estimate, we recorded an increase to the warranty reserve of $20 million during the three months ended September 30, 2012.

Our analysis is based on currently known facts and a number of assumptions. However, projecting future events such as the number of claims to be received, the number of claims that will require payment and the average cost of claims could cause the actual warranty liabilities to be higher or lower than those projected which could materially affect our financial condition, results of operations or cash flow. We estimate that the number of claims received will continue to decline over time. If the level of claims received does not diminish consistent with our expectations or if the cost to settle claims increases, it could result in additional increases to the warranty reserve and reduced earnings in future periods. We estimate that a 10% change in the expected number of remaining claims to be settled with payment or the expected cost to settle claims may result in approximately a $3.0 million change in the warranty reserve.

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

August 29, 2013

The following table details surface flaking claims activity related to the Company’s warranty:

	Twelve Months Ended December 31,
	2012	2011	2010
Claims unresolved, beginning of period	4,878	4,689	5,992
Claims received	4,807	5,662	6,859
Claims resolved	(5,612)	(5,473)	(8,162)

Claims unresolved, end of period	4,073	4,878	4,689

Average settlement cost per resolved claim	$2,000	$1,730	$1,899

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Very truly yours,

      /s/ Brian M. Brown

Brian M. Brown

BMB:mwl

cc:	James E. Cline, Vice President and Chief Financial Officer
William R. Gupp, Chief Administrative Officer, General Counsel and Secretary